January 10, 2014

Ms. Cicely LaMothe

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for fiscal year ended December 31, 2012

Filed February 15, 2013

File No. 1-32136

Dear Ms. LaMothe:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated December 19, 2013 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2012 of the Company (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter.  Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the Company’s response to such comment.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Sources of Operating Revenues, page 46

1.              We note that you generated operating revenues for the fiscal years ended December 31, 2012 and 2011 primarily from interest income and property operating income. Please tell us how you determined you conduct your operations in one reportable segment, commercial mortgage loans and investments as disclosed in Note 3 to your financial statements. In your response, please describe the information the chief operating decision maker regularly reviews to evaluate performance and allocate resources. In addition, please provide to us your analysis of the aggregation criteria per paragraph 11 of ASC 280-10-50. We may have additional comments.

Company Response:

The Company believes that some background information about how it obtained its real estate owned assets will be informative for the Staff.

The Company’s principal business is investing in real estate-related bridge and mezzanine loans, including junior participating interests in first mortgages. These loans are collateralized by underlying real estate. In managing its portfolio of real estate-

related loans to maximize the recovery of its investment balance, the Company employs many different strategies including restructuring or modifying a loan, identifying a new borrower to assume an existing loan, or taking over the asset as a real estate owned asset. These actions are normal occurrences in financing transactions that are collateralized by underlying real estate and represent the numerous options that a lender utilizes in order to protect its investment balance. In instances where the Company cannot restructure or modify the loan, it may foreclose on the underlying collateral and assume ownership of the real estate, primarily because the borrower is either in actual or imminent default. The Company’s objective in assuming ownership of the real estate is only to stabilize the asset’s cash flow and achieve actual operating results that are consistent with the operating results that the Company underwrote when it originated the loan. The Company has no definitive guidelines regarding the length of time it will hold a real estate asset, but rather focuses on stabilizing the asset in an orderly and efficient manner in order to dispose of it and maximize the recovery of its original investment in the loan.

The Company has never purchased real estate as part of its investment strategy. In fact, the Company’s real estate owned assets were obtained through foreclosure or bankruptcy proceedings in the first quarter of 2011 from borrowers who defaulted on loans held by the Company as a result of the financial crisis. Subsequent to the first quarter of 2011, the Company has not obtained any additional operating properties through foreclosure. Finally, while the Company had approximately 130 different real estate investments that serve as collateral for its loan and investment portfolio, only 2 of these investments are classified as real estate owned assets. This demonstrates that the Company only obtains real estate owned assets in the rare and infrequent circumstances where taking title to the underlying collateral is the best way for the Company to maximize the recovery of its original investment balance.

The Company has considered the guidance of ASC 280-10-50-1 with respect to its real estate owned assets and concluded that it is appropriate to treat its real estate owned assets as a component of its one reportable segment, commercial mortgage loans and investments.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) its discrete financial information is available.

In considering the guidance in ASC 280, the Company has concluded that its chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer. The Chief Executive Officer is responsible for allocating the Company’s resources and for assessing its operating performance. The Chief Executive Officer is assisted in these tasks by his senior management team; however, all decisions rely on the determination of the Chief Executive Officer. The Company does not believe that its real estate owned assets represent an operating segment pursuant to ASC 280-10-50-1(b) as the CODM does not regularly review the real estate owned assets’ operating results to make decisions about resources to be allocated to them or to assess the real estate owned assets’ performance.

The allocation of entity wide resources, mainly headcount, is determined by the CODM on a consolidated basis by functional area (Asset Management, Human Resources, Accounting, etc.). The Company does not have a separate department or individual employees that are dedicated only to the management of the real estate owned assets. Rather, the Company’s Asset Management department is responsible for monitoring the operating performance of all of the Company’s loans and investments, whether they are performing loans, non-performing loans or loans which the collateral is foreclosed upon.  The CODM meets with the Company’s Asset Management department to discuss the status and performance of the collateral underlying all of the Company’s loans and investments, regardless of whether they are classified as a loan or as a real estate owned asset. As all of the Company’s loans and investments are real estate collateral dependent, the same asset management monitoring process is performed on each asset, regardless of its classification.

The CODM is also a member of the Company’s credit committee, which is responsible for approving all loans and performs extensive underwriting procedures prior to the origination of any new loan. Therefore, the CODM is familiar with the real estate owned assets’ historical performance and underwritten stabilized net operating income as the assets were subject to the Company’s credit committee loan underwriting process. Accordingly, the CODM is involved in all facets of the lending cycle which begins with the underwriting of the initial loan, continues with the monitoring of the performance of the underlying real estate collateral (regardless of whether it is classified as a loan or real estate owned asset) and culminates in the ultimate monetization of the investment through a payoff, re-financing or disposition.

As owning real estate is outside the scope of our core lending business, the Company hires experienced external property managers to handle management of the daily business operations of each real estate owned asset, including preparing budgets, making operational decisions such as setting rental or room rates and determining amounts needed for capital expenditures.

The CODM regularly reviews the Company’s consolidated financial results as well as detailed information regarding the performance of the Company’s core loan and investment portfolio. This information includes loan origination and payoff volume, interest margin analyses, data on each individual investment in the loan portfolio and details of the liabilities financing the loan portfolio. Also included with this information are adjusted actual and projected operating statements which show normalized core earnings and analyses of the Company’s selling and administrative, employee compensation and management fee expenses.

The only information related to the real estate owned assets that is included in the detailed information he reviews for the loan and investment portfolio (as described above) are the consolidated carrying values of each asset and actual and projected net operating income (revenue less expenses, including depreciation). This limited information is presented at the consolidated portfolio level and is included as a small component within the same schedules as all of the Company’s investments that are classified as loans. The CODM considers all of the Company’s investments to be part of one operating segment, commercial mortgage loans and investments, regardless of their actual classification on the Company’s balance sheet as either a loan or a real estate owned asset.

The CODM is responsible for determining when an asset is stabilized and should be evaluated for disposition. As the CODM is knowledgeable of the operations of all of the collateral securing the Company’s loan and investment portfolio through his role on the credit committee as well as through the ongoing asset management process, he is able to monitor whether the real estate owned assets are reaching stabilization by quarterly reviewing their net operating incomes.

In response to the Staff’s question regarding the aggregation criteria per paragraph 11 of ASC 280-10-50, the Company does not view its real estate owned assets as an operating segment; consequently, no aggregation was performed.

Comparison of Results of Operations for the Year Ended 2012 and 2011, page 61

Net Interest Income, page 61

2.              Please clarify how you complied with the disclosure requirements in Industry Guide 3. In future filings, please present a detailed tabular analysis of interest income and expense and related average balances by asset and liability classes used in determining your overall portfolio yield/funding cost for all periods presented. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Please provide to us your proposed disclosure to address this comment. Refer to SAB Topic 11.K for information regarding the applicability of these disclosures.

Company Response:

The Company acknowledges that although Industry Guide 3 applies only to bank holding companies, the information required by the guidance may be material and relevant to the business of non-bank holding registrants. As such, the Company will expand its current Guide 3 disclosures  by adding the following disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations for all periods presented beginning with its December 31, 2013 Form 10-K:

The following table presents the average balance of interest-earning assets and related interest-bearing liabilities, associated interest income and expense and the corresponding weighted average yields (dollars in thousands):

Years Ended December 31,
	20XX				20XX
	Average Carrying Value	Interest Income/ Expense	W/A Yield/ Financing Cost		Average Carrying Value	Interest Income/ Expense	W/A Yield/ Financing Cost

Interest-earning assets:
Bridge loans	$ xx	$ xx	xx	%	$ xx	$ xx	xx	%
Mezzanine / junior participation loans	xx	xx	xx	%	xx	xx	xx	%
Preferred equity investments	xx	xx	xx	%	xx	xx	xx	%
Securities	xx	xx	xx	%	xx	xx	xx	%
Other investment	xx	xx	xx	%	xx	xx	xx	%

Core interest-earning assets	xx	xx	xx	%	xx	xx	xx	%
Cash equivalents	xx	xx	xx	%	xx	xx	xx	%
Total interest-earning assets	$ xx	xx	xx	%	$ xx	xx	xx	%

Interest-bearing liabilities:
Warehouse lines	$ xx	xx	xx	%	$ xx	xx	xx	%
CDO	xx	xx	xx	%	xx	xx	xx	%
CLO	xx	xx	xx	%	xx	xx	xx	%
Other non-recourse	xx	xx	xx	%	xx	xx	xx	%
Trust preferred	xx	xx	xx	%	xx	xx	xx	%
Securities financing	xx	xx	xx	%	xx	xx	xx	%

Total interest-bearing liabilities	$ xx	xx	xx	%	$ xx	xx	xx	%
Net interest income		$ xx				$ xx

Interest income increased $xx million, or xx%, for the year ended December 31, 20XX as compared to 20XX. This increase was primarily due to an xx% increase in the average yield on our core interest-earning assets from xx% for the year ended December 31, 20XX to xx% for the year ended 20XX, due to higher interest rates on our net originations. The increase was also due to an xx% increase in our average core interest-earning assets from $xx billion for the year ended December 31, 20XX to $xx billion for the year ended December 31, 20XX, due to originations, net of payoffs.  Interest income from cash equivalents was $xx million in 20XX and $xx million in 20XX.

Interest expense increased $xx million, or xx%, for the year ended December 31, 20XX as compared to 20XX. The increase was primarily due to an xx% increase in the average balance of our interest-bearing liabilities from $xx billion for the year ended December 31, 20XX to $xx billion for the year ended December 31, 20XX. The increase in the average balance was primarily due to the addition of a new $xx million financing facility. The increase in interest expense was also due to a xx% increase in the average cost of these liabilities from xx% for the year ended December 31, 20XX to xx% for the year ended December 31, 20XX.

Non-GAAP Financial Measures, page 89

Adjusted Book Value, page 90

3.              We note that your calculation excludes the impact of changes in the fair value of certain derivative instruments. Please clarify the source of your derivative adjustment as it appears to represent the fair value of the derivative liabilities on your consolidated balance sheet rather than the unrealized loss on derivatives for the period. In this regard explain why your calculation excludes the impact of derivative assets. In addition, given the use of derivatives in actively managing your portfolio, expand your disclosure to clarify how the adjustment is used in evaluating your operating results.

Company Response:

We respectfully inform the staff that the derivative adjustment is derived from the Company’s fair value measurements in accordance with ASC 820 that are performed on our qualifying interest rate swaps, which are deemed effective for accounting purposes and which net changes in their fair value are recorded as a component of equity in accumulated other comprehensive loss. This adjustment represents derivative financial assets and liabilities recorded as a result of cumulative unrealized gains and losses on the Company’s qualifying interest rate swaps.  The December 31, 2012 and 2010 amounts presented in our Adjusted Book Value table on page 90 of our 2012 10-K represented the fair value of the derivative liabilities on our consolidated balance sheet due to the fact that all of our remaining effective interest rate swaps, which were executed between 2006 and 2009, were in a below par value position at December 31, 2012 and 2010.   The adjustment amount presented for December 31, 2011 represented the fair value of the derivative liabilities as well as a portion of the derivative assets that were effective interest rate swaps in a premium to par value position at December 31, 2011. Over time, as these effective interest rate swaps reach their maturity, the fair value of these swaps will return to their original par value.

In disclosing our Adjusted Book value, the Company believes that the impact of these effective interest rates swaps on our financial position, which the Company intends to hold to maturity, should be excluded from the calculation as these adjustments are temporary in nature and will come back to par value over time.

In respect to our derivative assets on our consolidated balance sheets, these amounts may represent (1) a portion of the Company’s effective interest rate swaps in a unrealized gain position, which would flow through equity in accumulated other comprehensive loss (and are included in the adjustment to Adjusted Book Value), (2) nonqualifying basis swaps that the Company has entered into in which all fair value adjustments flow through the Company’s consolidated statements of operations and is not a component of equity in accumulated other comprehensive loss, and (3) residential mortgage-backed securities acquired and financed through a repurchase agreement with the same counterparty and were deemed derivative in nature based on ASC 860-10-40, which applies to repurchase agreements that relate to a previously transferred financial asset between the same counterparties (or consolidated affiliates of either counterparty), that is entered into contemporaneously with, or in contemplation of, the initial transfer. Any fair value adjustments on these financial instruments deemed as “linked” under this guidance also flow through the Company’s consolidated statements of operations and not through equity in accumulated other comprehensive loss.

The Company would like to clarify that it does not currently rely on derivative financial instruments in actively managing its portfolio, as all of our qualifying interest rate swaps are related to our legacy loan portfolio. For the periods presented, a significant portion of our loans and borrowings are variable-rate instruments, based on LIBOR. However, beginning with the December 31, 2013 Form 10-K, the Company has revised its  disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures — Adjusted Book Value to clarify our adjustment for qualifying derivative instruments:

Adjusted Book Value per Common Share

We believe that adjusted book value per share is an additional appropriate measure given the magnitude and the deferral structure of the 450 West 33rd Street transaction from 2007, as well as the significance of the unrealized gain and/or loss position of our qualifying derivative instruments.  Adjusted book value per share currently reflects the future impact of the 450 West 33rd Street transaction, as well as the temporary nature of unrealized gains or losses as a component of equity from qualifying interest rate swaps on our financial position.  Over time, as these qualifying interest rate swaps reach their maturity, the fair value of these swaps will return to their original par value.  We consider this non-GAAP financial measure to be an effective indicator of our financial condition for both us and our investors.  We do not advocate that investors consider this non-GAAP financial measure in isolation from, or as a substitute for, financial measures prepared in accordance with GAAP.  In addition, GAAP book value per share and adjusted book value per share calculations do not take into account any dilution from the potential exercise of the warrants issued to Wachovia as part of the 2009 debt restructuring.

Item 8. Financial Statements and Supplementary Data, page 95

Notes to Consolidated Financial Statements, page 103

Note 6 – Real Estate Owned and Held-for-Sale, page 137

Real Estate Owned, page 137

4.              In future filings, please provide hotel operating metrics including average daily rate and revenue per available room for your hotel portfolio, or tell us why you believe such information is not material to investors.

Company Response:

The Company has concluded that it operates in one reportable segment, commercial loans and investments, as discussed in our response to Staff comment number 1. The Company only obtains title to real estate owned assets, such as the current hotel assets, when it is necessary to maximize the recovery of our investment in a loan that was collateralized by such underlying assets. As such, our disclosures related to such assets have been focused on required GAAP disclosures rather than non-GAAP operating metrics such as average daily rate and revenue per available room as these non-GAAP operating metrics do not relate the Company’s core real estate lending business that investors focus on when evaluating the Company and it is not the Company’s intent to own or operate hotel assets in the normal course of business. The Company will comply with the Staff’s request to include average daily rate and revenue per available room to our hotel related disclosures beginning with the December 31, 2013 Form 10-K.

In connection with this response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer